UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 16, 2007

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
May 16, 2007

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(c) On May 16, 2007, at a regularly scheduled meeting of the Board of Directors ("Board") of First Midwest Bancorp, Inc. (the "Company"), the Board appointed John M. O'Meara (61), the Company's current Chief Executive Officer, to the additional office of Chairman of the Board. Mr. O'Meara has served as the Company's President and Chief Executive Officer since 2003, before which he served as the Company's Chief Operating Officer and as Chairman and Chief Executive Officer of the Company's wholly owned subsidiary First Midwest Bank (the "Bank"). John M. O'Meara is the brother of Robert P. O'Meara, Vice Chairman of the Company's Board.

The Board also appointed Michael L. Scudder (46) as the President and Chief Operating Officer of the Company, and Thomas J. Schwartz (57) has been appointed by the Bank's Board of Directors as the President and Chief Operating Officer of the Bank. Prior to his appointment as President and Chief Operating Officer of the Company, Mr. Scudder served as the Company's Executive Vice President, Chief Financial Officer since 2002, and as the Group Executive Vice President and Chief Financial Officer of the Bank from 1995 to 2002. Prior to his appointment as President and Chief Operating Officer of the Bank, Mr. Schwartz served as the Bank's Group President, Commercial Banking since 2000.

At this meting the Board also appointed to the Company Paul F. Clemens (54), Executive Vice President and Chief Financial Officer, and Cynthia A. Lance (38), Executive Vice President and Corporate Secretary. Prior to his appointment as the Company's Executive Vice President and Chief Financial Officer, Mr. Clemens served as the Company's Senior Vice President, Chief Accounting Officer, and Principal Accounting Officer since August 2006. Before joining the Company, Mr. Clemens served as the Chief Financial Officer of the western Michigan market of Fifth Third Bank. Prior to joining the Company, Ms. Lance served as Assistant General Counsel for CBOT Holdings, Inc. since 2006, and Assistant General Counsel for NYSE Group, Inc. (formerly Archipelago Holdings, Inc.) from 2004 to 2006. Before joining Archipelago Holdings, Ms. Lance was a corporate attorney for the Chicago law office of Sonnenschein, Nath & Rosenthal.

The press release announcing the forgoing appointments, each of which are effective immediately, is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Each of the forgoing appointees are parties to an Indemnification Agreement, the form of which is attached as Exhibit 10.4 to the Registrant's Report on Form 10-Q for the period ending March 31, 2007 ("Form 10-Q"). They each are also a party to an Employment Agreement with the Company, the forms of which are attached to the Form 10-Q as Exhibit 10.5 for John M. O'Meara, Exhibit 10.6 for Michael L. Scudder and Thomas J. Schwartz and 10.7 for Paul F. Clemens and Cynthia A. Lance. They are also entitled to participate in the Company's employee benefit plans. At this meeting, the Board also approved the issuance of 1,414 shares of the Company's common stock to Ms. Lance in

connection with her appointment.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

The following Exhibit is furnished as part of this Current Report on Form 8-K.

99.1   Press Release of the Registrant dated May 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	First Midwest Bancorp, Inc.
	(Registrant)

Date: May 21, 2007	/s/ / PAUL F. CLEMENS
	Paul F. Clemens
	Executive Vice President, Chief Financial Officer and Principal Accounting Officer

Exhibit 99.1



First Midwest Bancorp, Inc.

News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE   **CONTACT:** **Michael L. Scudder**
President and Chief
Operating Officer
TRADED: Nasdaq   **(630) 875-7283**
SYMBOL: FMBI   **www.firstmidwest.com**

FIRST MIDWEST BANCORP ANNOUNCES
EXPANDED EXECUTIVE MANAGEMENT GROUP

ITASCA, IL. MAY 17, 2007 – In its meeting following yesterday's annual stockholders meeting, the First Midwest Bancorp, Inc. (NASDAQ NGS: FMBI) Board of Directors elected current Chief Executive Officer John M. O'Meara to the additional office of Chairman of the Board. Former Chairman Robert P. O'Meara will continue his vital advisory role through his election to the office of Vice Chairman.

The Board of Directors also elected Michael L. Scudder to the newly created position of President and Chief Operating Officer. His new duties will embrace Finance, Compliance, Treasury, Employee Resources, Operations and Management Information. Mr. Scudder has been employed by the Company for 21 years most recently as Chief Financial Officer.

In a parallel action, First Midwest Bancorp's operating subsidiary First Midwest Bank has elected, Thomas J. Schwartz Bank President and Chief Operating Officer. Mr. Schwartz is responsible for all sales and credit administration activity of the subsidiary. Both Scudder and Schwartz will assist John O'Meara in the formulation and execution of strategy for the Company and each will report to John O'Meara.

Additionally, the Board of Directors elected Paul F. Clemens, Executive Vice President, Chief Financial Officer replacing Michael Scudder. Mr. Clemens moves up from his role as Chief Accounting Officer. He brings more than twenty years of senior financial management experience prior to joining First Midwest in 2006.

Cynthia A. Lance, a new hire for the Company, was elected to the position of Executive Vice President, Corporate Secretary to fill a vacancy which was created in the second quarter 2006. Ms. Lance joins First Midwest from a similar position with the Chicago Board of Trade and brings more than ten years of private law practice and public corporation experience.

Chairman and Chief Executive Officer O'Meara commented, "I am pleased with the confidence in me which the Board of Directors has expressed. I am also thankful for the ongoing support of Robert O'Meara in his new role as Vice Chairman. The designation of Mike Scudder as parent company President and Chief Operating Officer as well as the parallel designation of Tom Schwartz at the subsidiary level provide the first external manifestations of a rigorous succession planning process which has been underway since 2003. These veteran officers bring continuity to our transition strategy development." He continued, "Paul Clemens and Cindy Lance bring expanded capabilities to the executive management group which should serve our Company well."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 103 offices located in 63 communities, primarily in metropolitan Chicago. First Midwest was the only bank named by Chicago magazine as one of the 25 best places to work in Chicago.

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